ICT TECHNOLOGIES, INC.
                               181 Westchester Avenue
                            Port Chester, New York 10573


							August 25, 2006

Mr. Michael Moran
Branch Chief
United States Securities
   and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Dear Mr. Moran:

	Reference is hereby made to your correspondence dated as of August 18, 2006to ICT Technologies, Inc. (the "Company") relating to its recent filing of a Current Report on Form 8-K filed August 18, 2006 (File No. 0-29805). Please note that we have prepared an amended Current Report on Form 8-K/A (the
"Form 8-K/A") reflecting your comments and clarifying the issues set forth in your letter.

	Additionally, in connection with your correspondence, please note the following specific responses to your comments, in number order.

	1.	A letter from Friedman LLP, our former accountants, stating that they agree with the disclosure in the filing has been submitted as Exhibit 16.1 in the Form 8-K/A.

	2.	Please note that the Company hereby makes the representations requested in the Staff s August 4, 2006 Comment Letter and in the August 18, 2006 Comment Letter, as more fully set forth below.

	3.	Please note that we have not had any kind of disagreement with
Friedman LLP. Accordingly, to clarify the same, we have added language in the Form 8-K/A that indicates that there were any disagreements with Friedman on any matters of accounting principles or procedures, timely settlement disclosure, or auditing scope or procedure at any time. We feel that this is more complete and less ambiguous then simply stating that there were no such disagreements between the time of their engagement through July 19, 2006.

	Please note that, with respect to both comment letters listed in Item 2, above, the Company hereby acknowledges that:

	* The company is responsible for the adequacy and accuracy
		of the disclosures in the filing of the Form 8-K and Form 8-/A,
	* SEC staff comments or changes to disclosure in response to staff comments
		do notforeclose the Commission from taking any action
		with respect to the filing; and
	* The Company may not assert this action as a defense in any proceeding
		initiated by the Commission or any person under federal securities
		laws of the United States.

	If you should have any questions please feel free to contact the undersigned or my assistant, Anna Aspras at (914) 937-3900 at any time.

								Very truly yours,


  							    /s/ Vassilios Koutsobinas